SEC
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FEB 29 2008

Washington, DC
101

UNI
SECURITIES AND
Washington, D.C. 20549

08028513

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One William Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giovanni Palacardo (212) 326-1103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition and supplemental information pertaining to the firm of Banca IMI Securities Corp. (the "Company") at and for the year ended December 31, 2007, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a customer. The consolidated statement of financial condition and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Giovanni Palacardo
Chief Executive Officer

Vincent Di Bella
Chief Financial Officer

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2010

Consolidated Statements of Financial Condition

Banca IMI Securities Corp.
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Banca IMI Securities Corp.

We have audited the accompanying consolidated statement of financial condition of Banca IMI Securities Corp. and subsidiary (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Banca IMI Securities Corp. and subsidiary at December 31, 2007, in conformity with generally accepted accounting principles in the United States.

February 22, 2008

Ernst + Young LLP
Ernst & Young LLP

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 1,060,471
Securities segregated under federal and other regulations	4,988,300
Securities borrowed	1,962,284,697
Financial instruments owned, at market value	113,840,514
Receivables from brokers, dealers and clearing organizations	9,192,727
Receivables from affiliates	2,757,575
Receivables from customers	23,602
Exchange memberships, at cost (market value $550,000)	96,348
Fixed assets, at cost (net of accumulated depreciation and amortization of $855,194)	478,283
Taxes receivable	892,515
Deferred tax asset	2,730,000
Other assets	7,983,293
Total assets	$ 2,106,328,325
Liabilities and stockholder's equity	
Liabilities:	
Securities loaned	$ 1,897,480,422
Payables to broker, dealers and clearing organizations	267,057
Payables to affiliated customers	2,141,465
Payables to affiliated non-customers	506,536
Accounts payable and accrued expenses	7,239,231
Other liabilities	9,368
Total liabilities	1,907,644,079
Commitments and contingencies *(Note 9)*	
Stockholder's equity	198,684,246
Total liabilities and stockholder's equity	$ 2,106,328,325

See notes to consolidated financial statement.

1. Organization and Description of the Business

Banca IMI Securities Corp. and subsidiary (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It is a member of the New York Stock Exchange (NYSE), the Chicago Board of Trade (the CBOT) and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (OSC) and as an introducing broker with the National Futures Association (NFA).

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation (IMI U.S.), which in turn is wholly owned by Banca IMI S.p.A. (Banca IMI), a wholly owned subsidiary of Intesa Sanpaolo S.p.A (the Group). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995.

On January 1, 2007 the merger between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., both chartered banks under the laws of Italy, was consummated and a new banking group was formed called Intesa Sanpaolo S.p.A. In the United States, the Group maintains a federally-licensed branch office in New York and a representative office in Los Angeles.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e., NYSE, NASDAQ, Xetra, and Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities lending conduit business in U.S. and non-U.S. securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Basis of Presentation – The consolidated financial statements include the accounts of Banca IMI Securities Corp. and its subsidiary, and are presented in accordance with accounting principles generally accepted in the United States of America. All inter-company balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated financial statements and accompanying notes as well as the reported amount of revenues and expenses. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes.

Securities Segregated Under Federal and Other Regulations – The Company segregates U.S. Treasury bills in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Financial instruments owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on published market prices or other relevant factors including dealer price quotations.

Customer Securities Transactions – Customer securities transactions are recorded on settlement date, which is generally three business days after trade date, with related commission income and expenses recorded on trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying consolidated statement of financial condition.

Collateralized Securities Transactions – Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse*

2. Summary of Significant Accounting Policies (continued)

Repurchase. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally financial institutions.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations – Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Memberships - The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

Income Taxes – The Company is included in the consolidated Federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS No. 109), which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets – Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Straight–line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recovered.

New Accounting Pronouncements – In June 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN No. 48)*, was issued regarding accounting for, and disclosure of, uncertain tax positions. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, as required. The Company determined that the cumulative effect of adopting FIN 48 did not materially impact its liabilities as of December 31, 2007, nor did it result in a significant reclassification between deferred and current tax liabilities.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principals, and expands disclosures about fair value measurements. SFAS No. 157, is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159) which provides companies with an option to report selected financial assets and liabilities at fair value. The Standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007 but early adoption is permitted with certain restrictions. The Company does not believe there will be an impact with the adoption of SFAS No. 159 on its consolidated financial statements.

3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, customer and non-customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

4. Financial Instruments Owned, at Market Value

Financial instruments owned at market value, at December 31, 2007 consist of the following:

Corporate bonds	$ 32,598,712
U.S. government and agency securities	59,878,950
Equities (primarily shares of exchanges)	2,326,530
Certificate of deposits and money market funds	19,036,322
Total	$ 113,840,514

At December 31, 2007 there were no financial instruments owned which were pledged to counterparties.

At December 31, 2007 the Company had in place U.S. Treasury bills with a market value of $4,988,300 on deposit in an account segregated for the benefit of customers in compliance with federal regulations. Such security is not included in the above table.

5. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase transactions and securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions. At December 31, 2007 the Company did not have any reverse repurchase transactions outstanding.

5. Collateralized Securities Transactions (continued)

At December 31, 2007, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of $1,889,691,088. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a market value of $1,826,188,079 were delivered or repledged, generally as collateral under securities lending agreements.

6. Fixed Assets

A summary of fixed assets at December 31, 2007 is as follows:

Equipment	$ 608,519
Leasehold improvements	111,023
Furniture and fixtures	613,935
	1,333,477
Less accumulated depreciation and amortization	(855,194)
Fixed assets	$ 478,283

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S and certain other subsidiaries of IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

7. Income Taxes (continued)

The difference between book and taxable income are due to permanent and temporary differences. Permanent differences between book and taxable income do not reverse. Temporary differences between book and taxable income eventually reverse and give rise to deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 were as follows:

Deferred tax assets:	
Federal net operating loss carryforwards:	
Subject to initial limitation	$ 4,674,805
Subject to new limitation	4,825,411
Other	(181,990)
Credits	1,080,612
Total deferred tax assets	10,398,838
Less valuation allowance	(7,668,838)
Net deferred tax asset	$ 2,730,000

At December 31, 2007, the Company has federal net operating loss (NOL) carryforwards of $14,192,388 resulting in a deferred tax asset before valuation allowance of $4,825,411 which expire at various times commencing with December 31, 2009. These NOLs are subject to significant limitations pursuant to an "Ownership Change" under Section 382 of the Internal Revenue Code as a result of a merger of the Company's ultimate parent as of January 1, 2007. The Company also has additional federal NOL carryforward of $13,379,425 resulting in a deferred tax asset before valuation allowance of $4,674,805 that is subject to significant limitations pursuant to an "Ownership Change" under Section 382 of the Internal Revenue Code as a result of an ownership change that occurred in 1994. The federal net operating losses subject to this limitation expires in various years through December 31, 2008.

8. Common Stock

The authorized common stock of the Company comprises 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2007. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

9. Commitments and Contingencies

Brokerage Activities – The Company applies the provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN No. 45) which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was unknown.

The Company has various noncancelable operating leases expiring in one to four years. Annual commitments under such leases aggregate $51,434 in 2008, $24,114 in 2009, $16,641 in 2010 and $298 in 2011.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $172,697,814 which was $171,697,814 in excess of the required net capital of $1,000,000. The Company is subject to the NFA minimum net capital requirement of $45,000 under Rule 1.17.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

11. Concentrations of Credit Risk

The Company's clearance activities for customers and non-customers, including affiliates (collectively customers), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company has concentrations of credit risk with regard to stock borrow and reverse repo transactions with counterparties. At December 31, 2007, the following concentrations existed:

	Percentage with one counterparty >10% of balance	Number of counterparties
Stock borrow	48%, 30%, 12%	Three

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit sharing plan for all employees who have been employed with the Company as of each fiscal year end. The Board of Directors of the Company sets the profit sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the third year of employment with the Company. The expense relating to the profit sharing plan is recognized each year as the plan is funded by the Company.

13. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances and the related revenues and expenses as of and for the year ended December 31, 2007:

Assets:	
Receivables from brokers, dealers and clearing organizations	$ 1,453,618
Receivables from affiliates	2,757,572
Receivables from customers	17,182
Total assets	$ 4,228,375
Liabilities:	
Securities loaned	$ 2,518,000
Payables to affiliated customers	2,648,001
Accounts payable and accrued expenses	13,533
Total liabilities	$ 5,179,534

14. Subsequent Events (unaudited)

On February 26, 2008 the Board of Directors of the Company approved a capital reduction of $100,000,000, which is expected to be paid in March 2008, subject to regulatory notification.

END